Mail Stop 4561

July 31, 2008

Michael A. Arends
Chief Financial Officer
Marchex, Inc.
413 Pine Street, Suite 500
Seattle, WA 98101

       Re: **Marchex, Inc.**
             Form 10-K for Fiscal Year Ended December 31, 2007
             Filed March 11, 2008
             Definitive Proxy Statement on Schedule 14A
             Filed April 11, 2008
             Form 8-K Filed May 6, 2008
             File No. 000-50658

Dear Mr. Arends:

We have reviewed the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Michael A. Arends
Marchex, Inc.
July 31, 2008
Page 2

Form 10-K for Fiscal Year Ended December 31, 2007

Item 6. Selected Financial Data

Consolidated Balance Sheet Data, page 37

1.   We note from your disclosures on page 90 that you have declared quarterly cash
        dividends since November 2006. Please tell us how your Selected Financial Data
        complies with Instruction 2 to Item 301 of Regulation S-K with respect to these
        dividends.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations

Revenue, page 50

2.   Your revenues appear to be significantly impacted by the total number of click-
        throughs to your advertisers, average revenue per advertiser, and the total number
        of advertisers and distributors using your platforms. Please tell us what
        consideration you gave to disclosing the number of click-throughs, average
        revenue per advertiser, and number of advertisers and distributors using your
        platforms as key indicators of your financial condition and operating performance
        pursuant to Section III.B.1 of SEC Release 33-8350.

3.   In the discussion of your revenues, you refer to various factors that have impacted
        results without quantifying the impact of each factor. For example, you state
        revenues increased in fiscal 2007 due to an increase in the number of accounts on
        your platform, more distribution partners, more click-throughs on advertiser
        listings on your proprietary websites, and an increase in average revenue per
        advertiser but you give no indication of the relative impact of each factor. We also
        note you attribute a portion of the fiscal 2007 revenue increase to your acquisition
        of VoiceStar in September 2007, but your disclosures provide minimal indication
        as to the relative impact of this acquisition. Please explain to us how you
        considered Item 303(a)(3)(iii) of Regulation S-K and Section III.D of SEC
        Release 33-6835.

Service Costs, page 52

4.   We note your disclosure that your proprietary traffic sources have a lower service
        cost than your other revenue sources because they are not subject to distribution
        partner payments. We further note you disclose service cost as a percentage of
        revenue on a consolidated basis, but, on page 50, you disclose revenue

disaggregated by traffic source. Please tell us what consideration you gave to disclosing gross margin by traffic source. See Section III.B of SEC Release 33-8350.

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Operations, page 69

5.   We note you have Class A and Class B common stock outstanding. Please tell us what consideration you gave to utilizing the two-class method for computing basic and fully diluted earnings per share pursuant to EITF 03-6.

6.   You disclose on page 2 and various other places throughout the filing that you provide products and services. Tell us how you have complied with Rule 5-03.b. of Regulation S-X with respect to stating separately product and service revenues and related costs in your consolidated statements of operations.

Note 1. Description of Business and Summary of Significant Accounting Policies and Practices

(i) Revenue Recognition, page 75

7.   We note your disclosure that you apply EITF 00-21 to revenue arrangements with multiple deliverables. Please describe to us your typical multiple deliverable revenue arrangement. As part of your response, please explain to us how you establish objective and reliable evidence of fair value for each element. In this regard where you have different revenue recognition policies for different types of revenue transactions, the policy for each material type of transaction should be disclosed pursuant to SAB Topic 13.B. For example your accounting policy for transactions which have multiple units of accounting, such as a product and service, should clearly state the accounting policy for each unit of accounting as well as how units of accounting are determined and valued. Tell us how you have complied with disclosures required by the aforementioned SAB.

(j) Service Costs, page 77

8.   You disclose that you expense fixed payments for agreements that contain minimum guaranteed amounts of usage delivered over the greater of: a) pro-rata over the term the fixed payment covers; or b) usage delivered to date divided by the guaranteed minimum amount of usage delivered. Please explain to us how you determined this was a proper method of expense recognition. Refer to the authoritative accounting literature supporting your accounting.

Note 15. Intangible Assets from Acquisitions, page 104

9.   We note your classification of "advertiser customer base" and "distribution
        partner base" as identifiable intangible assets.   Please explain your basis for
        determining that such assets meet the criteria for recognition apart from goodwill.
        See paragraphs 39 and B165 of SFAS 141.

Note 16. Goodwill, page 104

10.   We note you adjusted the purchase price of Name Development in the current
        fiscal year, which was approximately two years after the purchase date. Please
        tell us how you considered paragraph 40 and 41 of SFAS 141 with respect to this
        adjustment.

Exhibit Index

11.   We note that you submitted a confidential treatment request related to Exhibit
        10.23 on November 9, 2007. However, the exhibit index to the Form 10-K does
        not indicate that portions of this exhibit have been omitted pursuant to a request
        for confidential treatment, as required by Item II.D.5 of Staff Legal Bulletin No.
        1. We note also that your Form 10-K does not appear to provide a materially
        complete description of the agreement or a discussion of its overall impact on
        your operations. Please advise.

12.   We note that for some of the exhibits that have been previously filed with the
        Commission, the dates given for the filings of those exhibits in the exhibit index
        are incorrect. For example, the exhibit index indicates that Exhibit 2.5, the Asset
        Purchase Agreement for the Pike Street Industries acquisition, was filed with a
        Form 8-K on May 2, 2006; however, the Form 8-K was in fact filed on May 2,
        2005. Similarly, the index indicates that Exhibit 2.6, the Asset Purchase
        Agreement for the IndustryBrains acquisition, was filed with a Form 8-K on
        August 2, 2006; however, the Form 8-K was in fact filed on August 2, 2005.
        Please advise.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis

Base Salary, page 17

13.   We note your disclosure on page 17 that your compensation committee conferred
        with your CEO when setting the base salaries of your other named executive
        officers. Consider expanding your disclosure in the future to provide a more
        robust discussion on the role of your CEO in the compensation process. Please

address how your CEO provides input or makes recommendations to the compensation committee regarding the compensation of other executive officers. For example, disclose whether Mr. Horowitz has the ability to call or attend portions of compensation committee meetings and describe the input he has as compensation packages are being crafted and discussed by the compensation committee.

Form 8-K filed May 6, 2008

Exhibit 99.1

14.   We note your reconciliation of net cash provided by operating activities to adjusted EBITDA for the three months ended March 31, 2008. Please tell us your consideration for providing prominent presentation of the three major categories of the statement of cash flows each period for which your non-GAAP measure is presented. Please refer to Question 12 of the Division of Corporate Finance's Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Mark Shannon, Staff Accountant, at (202) 551-3299 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Matthew Crispino, Staff Attorney, at (202) 551-3456 or Jay Ingram, Staff Attorney, at (202) 551-3397. If you need further assistance, you may contact me at (202) 551-3226.

Sincerely,

Craig Wilson
Senior Assistant Chief
Accountant